Mail Stop 3561
                                                           November 7, 2018

Qi Chen
Chairman of the Board of Directors and Chief Executive Officer
Meili Inc.
Zheshang Wealth Center, 12/F, Building No. 1, No. 99 Gudun Road
Xihu District, Hangzhou, 310012
People's Republic of China

       Re:    Meili Inc.
              Amendment No. 3 to Draft Registration Statement on Form DRS F-1 Submitted October 26, 2018
              CIK No. 0001743971

Dear Mr. Chen:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 24, 2018 letter.

Notes to Unaudited Interim Condensed Consolidated Financial Statements

12. Intangible Assets, Net, page F-96

1. We note your disclosure in Note 18 Related Party Transactions and Balances that on
       July 18, 2018 you issued Series C-3 preferred shares in exchange for "certain strategic business resources in accordance with a business cooperation agreement with Tencent Group," and the strategic business resources were recognized as
 Qi Chen
Meili Inc.
November 7, 2018
Page 2

       intangible assets with a fair value of RMB1,070,624. Noting the significance of the intangible asset(s), please explain the nature of the asset(s), their use in your operations and your basis for capitalization. Please also help us understand how the business cooperation agreement with Tencent Group relates to or provides for the purchase of these resources. Reference is made to ASC 350-30.

        You may contact Scott Stringer, Staff Accountant, at (202) 551-3571 or Robyn
Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Staff
Attorney, at (202) 551-3421, Jennifer L pez, Staff Attorney, at 202-551-3792 or me at (202)
551-3720 with any other questions.


                                                           Sincerely,

                                                           /s/ Jennifer L pez
for

                                                           Mara L. Ransom
                                                           Assistant Director
                                                           Office of Consumer
Products